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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. . . . . .)*

                         AMERICAN REALTY INVESTORS, INC.
 ...............................................................................

                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
 ...............................................................................
                         (Title of Class of Securities)


                                   029174-10-9
 ...............................................................................
                                 (CUSIP Number)


                                Steven C. Metzger
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                            Dallas, Texas 75204-1083
                                 (214) 969-7600
                           (214) 523-3838 (Facsimile)
 ...............................................................................
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 August 3, 2000
 ...............................................................................
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 029174-10-9

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     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)

                   One Realco Corporation, FEI No. 75-2338496

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     2) Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                          (a)[ ]
                                                                          (b)[ ]

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     3) SEC Use Only

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     4)  Source of Funds (See Instructions)     OO

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     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)     [ ]

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     6)  Citizenship or Place of Organization     Nevada

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 Number of         7)  Sole Voting Power           1,519,972
Shares Bene-       -------------------------------------------------------------
ficially           8)  Shared Voting Power         -0-
Owned by           -------------------------------------------------------------
Each Report-
ing Person         9)  Sole Dispositive Power      1,519,972
With               -------------------------------------------------------------
                   10) Shared Dispositive Power    -0-

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     11) Aggregate Amount Beneficially Owned by Each       1,519,972
         Reporting Person

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     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       [ ]

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     13) Percent of Class Represented by Amount in Row (11)      12.78%

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     14) Type of Reporting Person (See Instructions)        CO

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ITEM 1.  SECURITY AND ISSUER

         This initial Statement on Schedule 13D (the "Statement") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of American Realty Investors, Inc., a Nevada corporation (the "Issuer" or "ARL"), which has its principal executive offices located 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. The CUSIP number of the Shares is 029174-10-9.

         The Issuer is a Nevada corporation formed pursuant to the terms of that certain Agreement and Plan of Reorganization dated as of November 3, 1999, among ARL, National Realty, L.P., a Delaware limited partnership ("NRLP") and American Realty Trust, Inc., a Georgia corporation ("ART"). At Special Meetings of the stockholders of ART and the Unitholders of NRLP, each held on March 21, 2000, the security holders of each entity approved a proposal for a tax-free reorganization and combination of the ownership of the two entities by consolidation with and into ARL. The consolidation was effectuated by a closing on August 3, 2000, of separate mergers of ART and NRLP with and into wholly-owned subsidiaries of ARL with the result that ART and NRLP became wholly-owned subsidiaries of ARL with the securities of ART and NRLP converted into securities of ARL. At such closing, effective August 3, 2000, ART stockholders received 0.91 shares of ARL Common Stock in exchange for each share of ART Common Stock then held, and the NRLP Unitholders received one share of ARL Common Stock for each Unit held. ART and NRLP each continue business operations as wholly-owned subsidiaries of ARL with no change in management of the combined entities or their properties. With the consummation of the transaction, the "Reporting Person" (as defined in Item 2 below) became the holder of the Shares specified in Item 5 below.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) and (f) This Statement is filed by One Realco Corporation, a Nevada corporation which presently has its principal executive offices located 1600 Red Bud Boulevard, Suite 402, McKinney, Texas 75609. The name, business address and capacity with One Realco Corporation of each of the executive officers or directors of One Realco Corporation are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. One Realco Corporation is sometimes referred to herein as the "Reporting Person."

         (d) During the last five years, none of One Realco Corporation nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of One Realco Corporation nor any of its executive officers or directors has been



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a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No funds were required of the Reporting Person to acquire the Shares on a 0.91-for-1 exchange basis pursuant to the consolidation transaction described in Item 1 above.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person acquired the Shares described in Item 5 below in connection with the consolidation transaction described in Item 1 above. The Reporting Person has no present plans or proposals which would result in the Reporting Person seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that the Reporting Person may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer presently owned; or

                  (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a materially amount of assets of the Issuer or any of its subsidiaries; or

                  (d) a change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

                  (e) any materially change in the present capitalization or dividend policy of the Issuer; or

                  (f) any other material change in the Issuer's business or corporate structure; or

                  (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; or



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                  (h) causing a class of securities of the Issuer to be
         de-listed from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any actions similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of August 18, 2000, after giving effect to the transaction described in (c) below and Item 1 above, the Reporting Person owns and holds 1,519,972 Shares which constitutes an aggregate of approximately 12.78% of the total number of 11,890,125 Shares believed to be issued and outstanding as of such date.

         (b) One Realco Corporation has the sole power to vote 1,519,972 Shares of ARL Common Stock and subject to compliance with applicable securities laws, One Realco Corporation has the sole power to dispose of all of such 1,519,972 Shares of ARL Common Stock.

         (c) During the sixty calendar days ended August 18, 2000, except for the receipt of 1,519,972 Shares of ARL Common Stock in conversion of the 1,670,299 shares of ART Common Stock held by One Realco Corporation prior to the consummation of the transaction described in Item 1 above, neither One Realco Corporation nor its executive officers or directors have engaged in any transaction in the Shares during the past sixty days immediately prior to the date of this Statement. See also Item 6 below.

         (d) No person other than the Reporting Person is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the 1,519,972 Shares of ARL Common Stock held by One Realty Corporation.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         All of the Shares of ARL Common Stock received by One Realco Corporation may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with fifteen brokerage firms relating to accounts originally in the name of Nanook Partners, L.P. (dissolved 1998), which were assumed by One Realco Corporation. Such arrangements with brokerage firms are



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standard arrangements involving margin securities of up to a specified percentage of the market value of the securities held in such account (including ARL Common Stock and other securities), bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting or investment power over such securities.

         Except as set forth in the preceding paragraph, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.



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                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: August 18, 2000

                                            ONE REALCO CORPORATION
                                            (formerly Davister Corp.)


                                            By: /s/ Ronald E. Kimbrough
                                               --------------------------
                                                Ronald E. Kimbrough, Vice
                                                President, Secretary and
                                                Treasurer



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
                                   SCHEDULE 1

                        EXECUTIVE OFFERS AND DIRECTORS OF
                             ONE REALCO CORPORATION


                                                                                PRESENT BUSINESS IN
          NAME AND CAPACITY WITH                                                WHICH EMPLOYMENT IS
          ONE REALCO CORPORATION                      BUSINESS ADDRESS               CONDUCTED
Ronald F. Akin, Director                             1600 Red Bud Blvd.         President, Sunridge
and President                                            Suite 402              Management Group, Inc.
                                                     McKinney, TX 75609
Ronald F. Bruce, Director                            1600 Red Bud Blvd.         President, Grapat Group
                                                         Suite 402              Incorporated
                                                     McKinney, TX 75609
Ronald E. Kimbrough, Vice                            1600 Red Bud Blvd.         Vice President,
President, Secretary and                                 Suite 402              Secretary and
Treasurer                                            McKinney, TX 75609         Treasurer, One Realco
                                                                                Corporation